MEMBERS Life Insurance Company

Ross D. Hansen
Associate General Counsel
Phone:	608.665.7416
Fax:	608.236.7548
E-mail:	ross.hansen@cunamutual.com

August 13, 2018

Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	MEMBERS Life Insurance Company
Initial Registration Statement on Form N-4 for
MEMBERS® Horizon II Flexible Premium Deferred Variable and Index Linked Annuity

Commissioners:

On behalf of MEMBERS Life Insurance Company (“Company”), we are electronically transmitting an initial registration statement on Form N-4 (“Registration Statement”) for certain flexible premium deferred variable and index linked annuity contracts (“Horizon II Contracts”) to be issued by the Company. The Company respectfully requests that the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) afford the Registration Statement selective review treatment in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Disclosure in the Registration Statement is based on and is substantially similar to the disclosure in the registration statement on Form N-4 (File Number 333-207276) that was filed with the Commission on April 23, 2018, for certain flexible premium variable and index-linked annuity contracts issued by the Company (“MEMBERS® Horizon Contracts”).

We will provide the Staff with copies of the prospectus and statement of additional information of the Registration Statement that are marked against the prospectus and statement of additional information for the MEMBERS® Horizon Contracts filed on April 23, 2018. The principal differences between the prospectuses and statements of additional information for the two products are as follows:

•	a single series of the Horizon II Contract, with a six-year surrender charge period;
•	a Risk Control Account Period of six (6), rather than five (5), years, under the Horizon II Contract;
•	a money market fund Holding Account for Purchase Payments pending investment in a Risk Control Account for Horizon II Contracts issued in Missouri and a fixed Holding Account available under Horizon II Contracts issued in all other states; and
•	death benefit equal to the greater of Contract Value or the total Purchase Payments adjusted for withdrawals under Horizon II Contracts (versus Contract Value under MEMBERS® Horizon Contracts).

In addition to the disclosure that reflects these substantive differences between the Horizon II Contracts and the MEMBERS® Horizon Contracts, certain additional stylistic, editorial, and updating changes have been made in the Registration Statement.

As previously discussed with the Staff, the Company intends to file a registration statement on Form S-1 to register the index-linked interests that will be made available under the Horizon II Contracts. The prospectus in that Form S-1 will be identical to the prospectus in the Registration Statement (that is being used to register the variable portion of the Horizon II Contracts). After receiving and working through with the Staff any comments on the initial filing of the Registration Statement, the Company proposes to file a pre-effective amendment to the Registration Statement and an initial Form S-1 registration statement (to register the index linked interests available under the Horizon II Contracts) that responds to the Staff comments on the initial filing of the Registration Statement and includes all required information. The Company intends to request the same effective date for both the pre-effective amendment to the Registration Statement and the initial Form S-1 registration statement.

Please contact me at 608.665.7416, or our counsel Tom Bisset at 202.383.0118, if you have questions or comments regarding the Registration Statement.

Sincerely,
/s/Ross D. Hansen

Ross D. Hansen

cc:	Elisabeth Bentzinger
Thomas E. Bisset
Stephani M. Hildebrandt
Patrice M. Pitts